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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
Schedule 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

MONOLITHIC SYSTEM TECHNOLOGY, INC.
(Name of Subject Company)

MONOLITHIC SYSTEM TECHNOLOGY, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

609842 10 9
(CUSIP Number of Common Stock, $0.01 Par Value)

Fu-Chieh Hsu
Chairman of the Board, President and Chief Executive Officer
Monolithic System Technology, Inc.
1020 Stewart Drive
Sunnyvale, CA 94058
(408) 731-1800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:
 Alan B. Kalin, Esq.
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, CA 94303-2223
(650) 849-4816

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        The purpose of this Amendment No. 1 is to amend and supplement Item 4 and Annex B of the Solicitation/Recommendation Statement on Schedule 14D-9 of Monolithic System Technology, Inc., a Delaware corporation (the "Company"), previously filed with the Securities and Exchange Commission (the "SEC") on March 22, 2004 (the "Statement"). The Statement relates to the offer by Mountain Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Synopsys, Inc., a Delaware corporation ("Synopsys"), to purchase each issued and outstanding share of common stock of the Company at a purchase price of $13.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser, dated March 22, 2004, and the related Letter of Transmittal, as disclosed in a Tender Offer Statement on Schedule TO filed by Synopsys and the Purchaser with the SEC on March 22, 2004 (which collectively, together with any amendments or supplements thereto, constitute the "Offer"). Except as otherwise set forth below, the information in the Statement remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 4. The Solicitation or Recommendation

        The twelfth paragraph of Item 4 on page 18, under the caption "Opinion of A.G. Edwards & Sons, Inc.," is hereby amended and restated in its entirety to read as follows:

  "The Opinion did not constitute a recommendation as to how any member of the Board should vote with respect to the Transaction. Further, the Opinion does not represent a recommendation as to whether any holder of shares of Company Common Stock should tender such shares in connection with the Offer or how any holder of shares of Company Common Stock should vote with respect to the Merger."

Annex B-Opinion of A.G. Edwards & Sons, Inc.

        The penultimate paragraph of Annex B on page B-3 is hereby amended and restated in its entirety to read as follows:

  "It is understood that this opinion does not constitute a recommendation as to how any member of the Board should vote with respect to the Transaction, and such opinion does not represent a recommendation as to whether any holder of shares of Common Stock of the Company should exchange such shares in connection with the Offer or how any holder of shares of Common Stock should vote with respect to the Merger. This opinion may not be reproduced, summarized, described, characterized, excerpted from, referred to or given to any other person for any purpose without A.G. Edwards' prior written consent (which consent has been given for the purpose of any Solicitation/Recommendation Statement on Schedule 14D-9, and any amendments thereto filed by the Company with the Securities and Exchange Commission with respect to the Transaction)."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONOLITHIC SYSTEM TECHNOLOGY, INC.
Date: April 7, 2004	By:	/s/ FU-CHIEH HSU Fu-Chieh Hsu Chairman of the Board, President and Chief Executive Officer

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  Item 4. The Solicitation or Recommendation
  Annex B-Opinion of A.G. Edwards & Sons, Inc.
SIGNATURE